Date            6 June 2000
Number          51/00

BHP FILES SECOND SUBSTANTIAL HOLDER NOTICE

The Broken Hill Proprietary Company Limited (BHP) today announced it has filed a change in interests of substantial holder notice with the Australian Stock Exchange indicating that it has acquired a further 1.784 per cent shareholding in Email Limited.

Email Limited is an Australian-based appliance manufacturer and metals distribution company. BHP has acquired an additional 4,849,167 Email shares, at an average price of A$3.08 per share, for an investment of approximately A$15 million.

The additional acquisition follows BHP's earlier purchase of 33.2 million Email shares, at an average price of $3.30 per share, for an investment of approximately A$110 million.


Contact:

MEDIA RELATIONS:                                INVESTOR RELATIONS:
Mandy Frostick                                          Andrew Nairn
Manager Media Relations                         Senior Business Analyst
Ph:     +61 3 9609 4157                         Ph:     +61 3 9609 3952
Mob:    +61 419 546 245                         Mob:    +61 408 313 259
 .
Candy Ramsey BHP Investor Relations Houston
Tel:    (713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au